UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Entry into a Material Definitive Agreement.

On November 6, 2025, Fitell Corporation, a Cayman Islands company (the “Company”) entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which and subject to certain conditions precedent contained therein, the Company may sell to the Buyer $50 million in newly issued senior secured convertible notes of the Company (the “Series C Note”), to be issued and sold pursuant to the Company’s effective Registration Statement on Form F-3 (File No. 333-284232) (the “Shelf Registration Statement”). Interest will be payable monthly under the Series C Note at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”). Interest will be payable on each Interest Date, in Class A ordinary shares (“Ordinary Shares”) of the Company (the “Interest Shares”), so long as there has been no Equity Conditions Failure (as defined in the Note) provided however, that the Company may, at its option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares.

The Series C Note is governed by a base indenture, dated as of November 6, 2025 (the “Base Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of November 6, 2025 (“Supplemental Indenture” and, together with the Base Indenture, the ‘Indenture”). The Indenture has been qualified as an indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The terms of the Indenture are those provided in the Base Indenture and the Supplemental Indenture and those made part of the Indenture by the Trust Indenture Act. The Series C Note and Indenture contain customary Events of Default (as defined therein) and the Interest Rate will increase to an annual rate of 13% upon the occurrence of an Event of Default. The Series C Note will be due on the Maturity Date (as defined in the Series C Note) unless earlier converted or repaid.

In connection with the Purchase Agreement, the Company and each of its direct and indirect Australian subsidiaries entered into a security and pledge agreement (“Security Agreement”) in favor of the Buyer, as collateral agent. The Company’s obligations under the Series C Note will be secured by a first priority lien on substantially all the Company’s tangible and intangible assets (including crypto collateral), subject to the terms of an intercreditor agreement and excepting certain assets the holder has agreed to exclude from the collateral, subject to certain limitations (the “Collateral”). The Series C Notes rank pari passu with the Company’s existing and future Series A Notes (and any Series B Notes hereafter issued) subject to the terms of the intercreditor agreement, which provides, among other things, that: (a) the holders of the Series A Notes shall have a first-priority lien (superior to the lien of the holder of the Series C Note) with respect to certain assets purchased using the net proceeds of the purchase price received for the Series A Notes and subject to the control of the collateral agent for the holders of the Series A Notes; all proceeds of such Collateral shall be applied to the repayment in full of the obligations evidenced by the Series A Notes prior to the application of such proceeds to the repayment of the obligations evidenced by the Series C Note; (b) the holder of the Series C Note shall have a first-priority lien (superior to the lien of the holders of the Series A Notes) with respect to certain assets purchased using the net proceeds of the purchase price received for the Series C Note and subject to the control of the collateral agent for the holders of the Series C Note; all proceeds of such Collateral shall be applied to the repayment in full of the obligations evidenced by the Series C Note prior to the application of such proceeds to the repayment of the obligations evidenced by the Series A Notes; and (c) the holders of the Series A Notes and the holders of the Series C Note shall have a pari passu first-priority lien on all other Collateral not covered by the foregoing clauses (a) and (b) and the related proceeds of such Collateral shall be applied to the obligations evidenced by the Series A Notes and the Series C Note on a pro-rata basis.

The Buyer will not have the right to convert any portion of the Series C Note, to the extent that, after giving effect to such conversion, the Buyer (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the Ordinary Shares of the Company outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, the Buyer, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

The offer and sale to the Buyer of the Note, as well as the Ordinary Shares issuable upon conversion of or in payment of interest on the Series C Note, was made and will be pursuant to the Shelf Registration Statement, which was declared effective by the United States Securities and Exchange Commission (the “SEC”) on February 5, 2025. A prospectus supplement relating to the Series A Notes and related Ordinary Shares has been filed with the SEC.

The foregoing descriptions of the Base Indenture, Supplemental Indenture, Purchase Agreement, Series C Note, and Pledge and Security Agreement are not complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, form of Note and form of Security Agreement, copies of which are filed as Exhibits 4.1, 4.2, 10.1, 10.2, and 10.3, respectively, hereto and are incorporated herein by reference.

The legal opinions of Ogier and Graubard Miller relating to the Note are filed herewith as Exhibits 5.1 and 5.2, respectively.

Press Release.

On November 6, 2025, the Company issued a press release announcing entry into the Purchase Agreement. A copy of the press release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Shelf Registration Statement on Form F-3 (File No. 333-284232) and the prospectus included therein and any prospectus supplements or amendments thereto.

Exhibit No.	Description
4.1	Form of Base Indenture between the Company and US Bank Trust, National Association (“Base Indenture”)
4.2	Form of Supplement to Base Indenture between the Company and US Bank Trust, National Association
5.1	Opinion of Ogier
5.2	Opinion of Graubard Miller
10.1	Form of Securities Purchase Agreement.
10.2	Form of Series C Note.
10.3	Form of Pledge and Security Agreement.
23.1	Consent of Ogier (set forth in Exhibit 5.1)
23.2	Consent of Graubard Miller (set forth in Exhibit 5.2)
99.1	Press release dated November 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 6, 2025	FITELL CORPORATION

		By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)